UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Powerball International, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

73931T206

(CUSIP Number)

TKM Oil & Gas, Inc.

3001 Knox Street

Dallas, Texas  75205

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 12, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73931T206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) TKM Oil & Gas, Inc. FEIN: 20-1806861

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Texas

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 18,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 18,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 85.9%

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This statement relates to the common stock, $0.001 par value per share (“Common Stock”) of Powerball International, Inc. (the “Issuer”).  The principal executive offices of the Issuer are presently located at 3001 Knox Street, Suite 407, Dallas, Texas  75205.

Item 2.	Identity and Background
(a)	This statement is filed by TKM Oil & Gas, Inc., a Texas corporation.
(b)	The address of its principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75205.
(c)	The principal business of TKM Oil & Gas, Inc. is oil and natural gas production.
(d)	During the last five years, TKM Oil & Gas, Inc. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, TKM Oil & Gas, Inc. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

(a)	Dennis G. McLaughlin, III is a director of TKM Oil & Gas, Inc.
(b)	The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75205.
(c)	Mr. McLaughlin is currently CEO of Powerball International, Inc., Ocean Resources, Inc. and Blue Wireless & Data, Inc.
(d)	During the last five years, Mr. McLaughlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Mr. McLaughlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McLaughlin is a citizen of the United States of America.

(a)	Peter Knollenberg is a director of TKM Oil & Gas, Inc.
(b)	The address of his principal office is 120 Alpine Road, W. Palm Beach, Florida 33405.
(c)	Mr. Knollenberg is currently President and CEO of TelcoEnergy, LLC.
(d)	During the last five years, Mr. Knollenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Mr. Knollenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Knollenberg is a citizen of the United States of America.

(a)	TelcoEnergy, LLC, an Oklahoma limited liability company, owns 50% of TKM Oil & Gas, Inc.
(b)	The address of the principal office of TelcoEnergy, LLC is 120 Alpine Road, W. Palm Beach, Florida 33405.
(c)	The principal business of TelcoEnergy, LLC, is oil and natural gas production.
(d)	During the last five years, TelcoEnergy, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, TelcoEnergy, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

(a)	TelcoEnergy, LLC is 100% owned by Peter Knollenberg.
(b)	The address of his principal office is 120 Alpine Road, W. Palm Beach, Florida 33405.
(c)	Mr. Knollenberg is currently President and CEO of TelcoEnergy, LLC.
(d)	During the last five years, Mr. Knollenberg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Mr. Knollenberg has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Knollenberg is a citizen of the United States of America.

(a)	MAC Partners, LP, a Texas limited partnership, owns 25% of TKM Oil & Gas, Inc.
(b)	The address of the principal office of MAC Partners, LP is 3001 Knox Street, Suite 407, Dallas Texas, 75205.
(c)	The principal business of MAC Partners, LP is merchant banking.
(d)	During the last five years, MAC Partners, LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, MAC Partners, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	No applicable.

(a)	The general partner of MAC Partners, LP is MAC General Partner, LLC, a Texas limited liability company. MAC General Partner, LLC owns 1% of MAC Partners, LP.
(b)	The address of the principal office of MAC General Partner, LLC is 3001 Knox Street, Suite 407, Dallas, Texas 75205.
(c)	The principal business of MAC General Partner, LLC is the ownership and holding of investment securities.
(d)	During the last five years, MAC General Partner, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, MAC General Partner, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

(a)	MAC General Partner, LLC is 100% owned by J. Mark Ariail.
(b)	The address of his principal office is 3001 Knox Street, Suite 407, Dallas, Texas 75025.
(c)	Mr. Ariail serves as President of MAC Partners, LP.
(d)	During the last five years, J. Mark Ariail has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, J. Mark Ariail has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Ariail is a citizen of the United States.

(a)	Trenton Lighthouse, LP, a Texas limited partnership, owns 25% of TKM Oil & Gas, Inc.
(b)	The address of the principal office of Trenton Lighthouse, LP is 3001 Knox Street, Suite 403, Dallas Texas, 75205.
(c)	The principal business of Trenton Lighthouse, LP is general management services.
(d)	During the last five years, Trenton Lighthouse, LP has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Trenton Lighthouse, LP has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

(a)	The general partner of Trenton Lighthouse, LP is DGMAC, LLC, a Texas limited liability company. DGMAC, LLC owns 100% of Trenton Lighthouse, LP.
(b)	The address of the principal office of DGMAC, LLC is 3001 Knox Street, Suite 403, Dallas, Texas 75205.
(c)	The principal business of DGMAC, LLC is management services.
(d)	During the last five years, DGMAC, LLC has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, DGMAC, LLC has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Not applicable.

(a)	Dennis G. McLaughlin, III is the sole member of DGMAC, LLC.
(b)	The address of his principal office is 3001 Knox Street, Suite 403, Dallas, Texas 75205.
(c)	Mr. McLaughlin is currently CEO of Powerball International, Inc., Ocean Resources, Inc. and Blue Wireless & Data, Inc.
(d)	During the last five years, Mr. McLaughlin has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

During the last five years, Mr. McLaughlin has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. McLaughlin is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

As of November 12, 2004, the date of the event requiring the filing of this statement, the 18,000,000 shares of Common Stock of the Issuer held by TKM Oil & Gas, Inc. were acquired from the Issuer in consideration of the assignment to the Issuer of all of the outstanding shares of common stock of Theseus Resources, Inc., an oil and gas production company, pursuant to a Share Exchange Agreement dated October 28, 2004.

Item 4.	Purpose of Transaction
All shares of Common Stock of the Issuer owned by TKM Oil &Gas, Inc. have been acquired by TKM Oil & Gas, Inc. for investment purposes only.

Not applicable for Peter Knollenberg, Dennis McLaughlin, TelcoEnergy, LLC, MAC Partners, LP, MAC General Partner, LLC, J. Mark Ariail, Trenton Lighthouse, LP and DGMAC, LLC.

(a)    Not applicable.

(b)    Not applicable.

(c)    Not applicable.

(d)    Pursuant to the October 28, 2004 Share Exchange Agreement between TKM Oil & Gas, Inc, and the Issuer, effective November 12, 2004 the then-current board of directors of the Issuer, prior to resigning from the board of directors, appointed Dennis McLaughlin, Christopher Chambers and John Anderson directors of the Issuer.

(e)    Not applicable.

(f)     Not applicable.

(g)    Not applicable.

(h)    Not applicable.

(i)     Not applicable.

(j)     Not applicable.

Item 5.	Interest in Securities of the Issuer
(a)

As of November 12, 2004, TKM Oil & Gas, Inc. owned 18,000,000 shares of Common Stock of the Issuer, representing approximately 85.9% of the issued and outstanding shares of Common Stock of the Issuer.

As of November 12, 2004, the date of the event requiring the filing of this statement, Peter Knollenberg owned no shares of Common Stock of the Issuer.  Mr. Knollenberg has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

As of November 12, 2004, the date of the event requiring the filing of this statement, Dennis McLaughlin owned no shares of Common Stock of the Issuer.  Mr. McLaughlin has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

As of November 12, 2004, the date of the event requiring the filing of this statement, TelcoEnergy, LLC owned no shares of Common Stock of the Issuer.  TelcoEnergy, LLC has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

As of November 12, 2004, the date of the event requiring the filing of this statement, MAC Partners, LP owned no shares of Common Stock of the Issuer.  MAC Partners, LP has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

As of November 12, 2004, the date of the event requiring the filing of this statement, MAC General Partner, LLC owned no shares of Common Stock of the Issuer. MAC General Partner, LLC has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

As of November 12, 2004, the date of the event requiring the filing of this statement, J. Mark Ariail owned no shares of Common Stock of the Issuer.  J. Mark Ariail has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

As of November 12, 2004, the date of the event requiring the filing of this statement, Trenton Lighthouse, LP owned no shares of Common Stock of the Issuer. Trenton Lighthouse, LP has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

As of November 12, 2004, the date of the event requiring the filing of this statement, DGMAC, LLC owned no shares of Common Stock of the Issuer. DGMAC, LLC has disclaimed beneficial ownership of the shares of the Issuer held by TKM Oil & Gas, Inc.

(b)

As of November12, 2004, TKM Oil & Gas, Inc. had sole power to vote 18,000,000 of the shares of Common Stock of the Issuer.  As of November12, 2004, TKM Oil & Gas, Inc. had sole power to dispose of 18,000,000 of the shares of Common Stock of the Issuer.

As of November 12, 2004, Peter Knollenberg has no power to vote or to dispose of the 18,000,000 shares of Common Stock of the Issuer.

As of November 12, 2004, Dennis McLaughlin has no power to vote or to dispose of the 18,000,000 shares of Common Stock of the Issuer.

As of November 12, 2004, TelcoEnergy, LLC has no sole power to vote or to dispose of the 18,000,000 shares of Common Stock of the Issuer.

As of November 12, 2004, MAC Partners, LP has no sole power to vote or to dispose of the 18,000,000 shares of Common Stock of the Issuer.

As of November 12, 2004, MAC General Partner, LLC has no sole power to vote or to dispose of the18,000,000 shares of Common Stock of the Issuer.

As of November 12, 2004, J. Mark Ariail has no sole power to vote or to dispose of the18,000,000 shares of Common Stock of the Issuer.

As of November 12, 2004, Trenton Lighthouse, LP has no sole power to vote or to dispose of the18,000,000 shares of Common Stock of the Issuer.

As of November 12, 2004, DGMAC, LLC has no sole power to vote or to dispose of the 18,000,000 shares of Common Stock of the Issuer.

(c)

During the sixty days prior to November 12, 2004, TKM Oil & Gas, Inc. acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, Peter Knollenberg acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, Dennis McLaughlin acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, TelcoEnergy, LLC acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, MAC Partners, LP acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, MAC General Partner, LLC acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, J. Mark Ariail acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, Trenton Lighthouse, LP acquired no shares of Common Stock of the Issuer in open market transactions.

During the sixty days prior to November 12, 2004, DGMAC, LLC acquired no shares of Common Stock of the Issuer in open market transactions.

(d)	Not applicable.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Material to Be Filed as Exhibits
Exhibit 99.1 Share Exchange Agreement by and between Powerball International, Inc. and TKM Oil & Gas, Inc. dated October 28, 2004.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 1, 2004
Date
/s/ Dennis McLaughlin
Signature
Dennis McLaughlin Director, TKM Oil & Gas, Inc.
Name/Title